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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement

       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                [Amendment No. 2]


                                 TLM Corporation
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                                (Name of Issuer)


                                 TLM Corporation
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                      (Name of Person(s) Filing Statement)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    872558101
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                      (CUSIP Number of Class of Securities)


                             Robert Price, President
                          630 Fifth Avenue, Suite 3201
                            New York, New York 10020
                              Tel.: (212) 757-5600
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                                 With Copies to:

                             Peter G. Samuels, Esq.
                      Proskauer Rose Goetz & Mendelsohn LLP
                                  1585 Broadway
                          New York, New York 10036-8299
                              Tel.: (212) 969-3335





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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)

                  This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section 240.13e-3(c)] under the
Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            Calculation of Filing Fee

Transaction                                               Amount of Filing fee
valuation*

   $67,379.06                                                   $13.48

*Set forth the amount on which the filing fee is calculated and state how it was determined. [Fractional Share Payment ($1.31 per share) for 20% of the outstanding shares of the Company's Common Stock (51,435 shares), which the Company believes to be substantially in excess of the Fractional Share Payment to be paid in connection with the Transaction described herein.]

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $13.48

Form or Registration No.: Rule 13e-3 Transaction Statement

Filing Party:     TLM Corporation

Date Filed:       November 14, 1996





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                                 Schedule 13E-3


                  This is a final amendment to a Rule 13e-3 Transaction Statement of TLM Corporation (the "Company"), originally filed on November 14, 1996 (the "Original Statement"). Effective on the close of business on February 28, 1997, the Company effected a one for 100 reverse stock split. In lieu of issuing fractional shares, the Company will make a payment of $1.31 per pre-split share held by persons who would otherwise hold less than one whole share after the reverse stock split. As a result of the foregoing, the number of record holders of the Company's common stock has been reduced from approximately 637 to 261.


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               March 10, 1997                   (Date)

                               /s/ ROBERT PRICE                 (Signature)
                               ---------------------
                               Robert Price, President          (Name and Title)